Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-130251

PROSPECTUS SUPPLEMENT NO. 3
DATED OCTOBER 12, 2006
(To Prospectus Dated August 7, 2006)

LIQUIDMETAL TECHNOLOGIES, INC.

11,614,322 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated August 7, 2006, of Liquidmetal Technologies, Inc., as supplemented by Supplements #1 and #2 thereto dated August 9, 2006 and August 16, 2006, respectively.  This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplements #1 and #2 thereto.  The Prospectus relates to the public sale, from time to time, of up to 11,614,322 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplements #1 and #2.

This prospectus supplement includes the attached Current Report on Form 8-K, as filed by us with the Securities and Exchange Commission on October 10, 2006.

We may amend or supplement the Prospectus, as supplemented, from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus, as previously supplemented) is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 12, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   October 8, 2006

LIQUIDMETAL TECHNOLOGIES, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	000-31332	20-0121262
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

25800 Commercentre Dr., Suite 100
Lake Forest, CA  92630
 (Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (949) 206-8000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐               Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐               Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐               Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

LIQUIDMETAL TECHNOLOGIES, INC.

FORM 8-K

Item 5.02.  Departure of Directors or Principal Officer; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On October 8, 2006, Ricardo A. Salas, the President and Chief Executive Officer of Liquidmetal Technologies, Inc. (the “Company”), resigned as an officer and director of the Company.  Also on October 8, 2006, the Board of Directors of the Company elected Larry E. Buffington to serve as the President and Chief Executive Officer of the Company.

Mr. Buffington, who is 59 years of age, has been serving as a full-time consultant to the Company since July 2006.  Buffington is the President of Buffington Consulting, a consulting firm that Mr. Buffington started in 1997 focusing on the assessment and turnaround of manufacturing operations.  Prior to starting Buffington Consulting, Mr. Buffington was the General Manager of the Communications Products Business Unit of Augat, Inc., a public company with worldwide manufacturing operations in communication, automotive and electronic products.  Mr. Buffington served in this capacity from 1991 through 1997, during which time the Communications Products Business Unit was sold by Augat, Inc. to Thomas & Betts Corporation in 1996, after which Mr. Buffington managed the integration of the two operations.  Prior to joining Augat, Mr. Buffington worked in various operational management positions, including serving as General Manager of the Communications Products Division of AMP, Inc., a manufacturer of electrical and electronic connector devices, and as Vice President and General manager of the Cook division of Northern Telecom.  Mr. Buffington received a B.S. from Pennsylvania State University in 1969.

Mr. Buffington will receive an initial base salary of $200,000 for serving as President and Chief Executive Officer of the Company.   The Company and Mr. Buffington have not entered into an employment agreement relating to Mr. Buffington’s employment with the Company, but the Company anticipates that an employment agreement will be negotiated and entered into with Mr. Buffington during the next 60 days.

Item 7.01.  Regulation FD Disclosure.

See press release, dated October 10, 2006, attached hereto as Exhibit 99.1 relating to conference call to be held on October 11, 2006 regarding new President and Chief Executive Officer.

Item 8.01.  Other Events.

The Company previously announced on August 16, 2006 that it had received a federal grand jury subpoena for the production of certain documents relating to the Company’s relationship with Growell Metal of South Korea, as well as certain documents relating to transactions in Liquidmetal’s stock by officers and directors.  As previously announced, the subpoena was issued in connection with a grand jury investigation being conducted by the U.S. Department of Justice, Criminal Division, in the Middle District of Florida concerning alleged accounting improprieties by the Company, among other things.

Based on discussions between the Company’s counsel and the Department of Justice, the Company believes that the subject matter of the investigation relates principally to the accounting treatment of certain equipment sales between the Company and Growell Metal during 2002 and certain stock transfers between John Kang, the Company’s Chairman and former CEO, and Growell in 2002.  In connection with this investigation, the Company has been informed by the Department of Justice that John Kang, James Kang (a director and founder of the Company), and Ricardo A. Salas are currently targets in the ongoing investigation. Upon notification of his being a target of investigation, Ricardo A. Salas resigned as an officer and director of the Company.

The Company’s board of directors is evaluating the current situation and will take action as appropriate.  The Company has been, and intends to continue to be, fully cooperative with the authorities in connection with the Department of Justice’s subpoena and investigation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

LIQUIDMETAL TECHNOLOGIES, INC.

By:	/s/ Young Ham
Young Ham, Chief Financial Officer

Date:  October 10, 2006

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated October 10, 2006, relating to conference call to be held on October 11, 2006 regarding new President and Chief Executive Officer.

Exhibit 99.1

                                News Release

FOR IMMEDIATE RELEASE

CONTACT:	Otis Buchanan Liquidmetal Technologies 949-206-8020 otis.buchanan@liquidmetal.com

Liquidmetal® Technologies Schedules Update Call
Introducing New President and CEO

Lake Forest, Ca. October 10th, 2006— Liquidmetal® Technologies Inc. (LQMT.OB) today announced the hiring of Larry E. Buffington as the new President and CEO replacing Ricardo Salas who resigned effective October 8th.  Mr. Buffington is an experienced senior executive with a track record of over 36 years in building successful manufacturing. Highlights of Mr. Buffington’s manufacturing experience include 18 years with AMP, Inc. where he built and managed several divisions. One division, he grew from approximately $31 million to $124 million in 5 years.  In another assignment, he consolidated 2 divisions to form a $120 million division and put it on a growth plan exceeding 20% per year. He was then recruited to Northern Telecom where he led the turnaround solution for a $100 million plus division. In the 90’s, Mr. Buffington was called to the Communications Division for Augat Inc, a public company, where he led the team that grew revenue from $44 million to $180 million plus and profits from $4 million to $24 million annually. Additional background information concerning the new CEO can be found in a form 8K filed by the company today.

Chairman John Kang along with new CEO Larry Buffington will host a call to shareholders and other interested parties on Wednesday October 11th at 8:30 a.m. eastern standard time to introduce Mr. Buffington. Listeners may access the call live over the Internet from Liquidmetal Technologies’ website http://ir.liquidmetal.com or at www.companyboardroom.com. The dial-in-number to access this operator-assisted call is toll free 1-877-502-9274 or 913-981-5584 for International callers. Institutional investors can also access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com)

About Liquidmetal Technologies

Liquidmetal Technologies (www.liquidmetal.com) is the leading developer, manufacturer, and marketer of products made from amorphous alloys.  Amorphous alloys are unique materials that are characterized by a random atomic structure, in contrast to the crystalline atomic structure possessed by ordinary metals and alloys.  Bulk Liquidmetal® alloys are two to three times stronger than commonly used titanium alloys, harder than tool steel, and relatively non-corrosive and wear resistant. Bulk Liquidmetal alloys can also be molded into precision net-shaped parts similar to plastics, resulting in intricate and sophisticated engineered designs.  Liquidmetal Technologies is the first company to produce amorphous alloys in commercially viable bulk form, enabling significant improvements in products across a wide array of industries. The combination of a super alloy’s performance coupled with unique processing advantages positions Liquidmetal alloys for what the company believes will be The Third Revolution™ in material science.

This press release may contain “forward-looking statements” that involve risks and uncertainties, including statements regarding our plans, future events, objectives, expectations, forecasts, or assumptions.  Any statement in this press release that is not a statement of historical fact is a forward-looking statement, and in some cases, words such as “believe,” “estimate,” “project,” “expect,” “intend,” “may,” “anticipate,” “plans,” “seeks,” and similar expressions identify forward-looking statements.  These statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the anticipated outcomes or result, and undue reliance should not be placed on these statements.  These risks and uncertainties may include:  our limited operating history in developing and manufacturing products from bulk amorphous alloys; the adoption of our alloys by customers; the commercial success of our customer’s products; our ability to identify, develop, and commercialize new applications for our alloys; competition with suppliers of incumbent materials; the development of new materials that render our alloys obsolete; the ability to manage our anticipated growth; our limited direct experience in manufacturing bulk alloy products; scaling-up our manufacturing facilities; protecting our intellectual property; problems associated with manufacturing and selling our alloys outside of the United States; and other risks and uncertainties discussed in filings made with the Securities and Exchange Commission (including risks described in subsequent reports on Form 10-Q, Form 10-K, Form 8-K, and other filings).  Liquidmetal Technologies disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.